# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Omnitek Engineering Corp, CIK 0001404804
CUSIP: 68215W107
Title of class of securities: Common Stock, No par value per share
Address of issuer's principal executive offices: 1501 N. Charlotte Avenue, Suite B203, Monroe, North Carolina (NC), 28110
Date of event which requires filing of this statement: 09/29/2026
Filed by CIK 0002157340
Persons authorized to receive notices and communications: Kevin Jay Hayes, Jr., 1501 N Charlotte Ave, Suite B203, Monroe, North Carolina (NC), 28110, 980-500-2662

## Reporting persons
- Hard Rock Holdco LLC (CIK 0002157340): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 750,000,000; shared voting power 0; sole dispositive power 750,000,000; shared dispositive power 0; aggregate amount beneficially owned 750,000,000 (85.2% of the class)
  Comment: The shares listed above represent 750,000,000 shares of common stock that may become issuable upon conversion of 15,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") held by Hard Rock Holdco LLC ("Hard Rock"). Kevin Jay Hayes, Jr. ("Mr. Hayes") serves as manager of Hard Rock, each of Hard Rock and Mr. Hayes may be deemed to have sole voting and dispositive power over the shares of common stock underlying the Series A Preferred Stock and are deemed to be the beneficial owners of the shares of common stock underlying the Series A Preferred Stock. The percentage in Item 13 is based on (i) 12,9448,091 shares of common stock outstanding pursuant to a representation made by Omnitek Engineering Corp. (the "Issuer") in its Form 10-Q for the quarter ended June 30, 2026 filed with the SEC, (ii) 108,333,333 shares of common stock issuable upon conversion of currently outstanding warrants, and 750,000,000 shares of Common Stock issuable upon conversion of 15,000 shares of Series A Preferred Stock currently outstanding.
- Kevin Jay Hayes, Jr. (CIK 0002156683): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 750,000,000; shared voting power 0; sole dispositive power 750,000,000; shared dispositive power 0; aggregate amount beneficially owned 750,000,000 (85.2% of the class)
  Comment: The shares listed above represent 750,000,000 shares of common stock that may become issuable upon conversion of 15,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") held by Hard Rock Holdco LLC ("Hard Rock"). Kevin Jay Hayes, Jr. ("Mr. Hayes") serves as manager of Hard Rock, each of Hard Rock and Mr. Hayes may be deemed to have sole voting and dispositive power over the shares of common stock underlying the Series A Preferred Stock and are deemed to be the beneficial owners of the shares of common stock underlying the Series A Preferred Stock. The percentage in Item 13 is based on (i) 12,9448,091 shares of common stock outstanding pursuant to a representation made by Omnitek Engineering Corp. (the "Issuer") in its Form 10-Q for the quarter ended June 30, 2026 filed with the SEC, (ii) 108,333,333 shares of common stock issuable upon conversion of currently outstanding warrants, and 750,000,000 shares of Common Stock issuable upon conversion of 15,000 shares of Series A Preferred Stock currently outstanding.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No par value per share
Name of issuer: Omnitek Engineering Corp
Address of issuer's principal executive offices: 1501 N. Charlotte Avenue, Suite B203, Monroe, North Carolina (NC), 28110
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Hard Rock Holdco LLC ("Hard Rock") and Kevin Jay Hayes, Jr. ("Mr. Hayes") (together, the "Reporting Persons").
Residence or business address: The address of the Reporting Persons is: 1501 N. Carlotte Avenue, Suite B203, Monroe, NC 28110.
Present principal occupation or employment: The principal business of Hard Rock is serving as a single purpose holding company. Mr. Hayes is a business executive.
Criminal convictions in the last five years: Except as set forth below, the Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the reporting persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: Hard Rock is a limited liability company formed in Wyoming. Mr. Hayes is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds used by Hard Rock to purchase 5,000 shares of Series A Preferred Stock for $500,000 were from the working capital of Hard Rock. Hard Rock acquired 10,000 shares of Series A Preferred Stock in connection with the exchange, transfer and assign all membership interests of Hard Rock Ready Mix LLC to the Issuer, in exchange for 10,000 shares of Series A Preferred Stock, whereby Hard Rock Ready Mix LLC became a wholly-owned subsidiary of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 29, 2026 (the "Tranche 1 Closing Date"), the Company completed the closing and sale of 5,000 shares of Series A Preferred Stock for $500,000, pursuant to a Preferred Stock Purchase Agreement (the "Preferred Purchase Agreement") dated September 27, 2026. Per the terms of the Preferred Purchase Agreement, parties agreed for the Tranche 2 Closing and purchase of an additional 5,000 shares for $500,000 to occur no later than ninety (90) days after the Tranche 1 Closing Date. The rights, preferences and privileges of the Series A Preferred Stock is as set forth in the Certificate of Determination of the Series A Preferred Stock. Each one share of Series A Preferred Stock is convertible (with no further consideration) into 50,000 shares of the Issuer's common stock. The conversion right is subject to the terms of the Certificate of Determination of the Issuer. The Series A Preferred Stock is immediately exercisable and has no stated expiration date. Each share of Series A Preferred Stock is automatically converted into shares of Common Stock (a) immediately upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock at a price per share of at least $5.00 (as adjusted for stock splits, stock dividends, combinations, recapitalizations, and the like) with aggregate gross proceeds to the Issuer of at least $20,000,000, or (b) upon the vote or written consent of the holders of at least a majority of the then-outstanding shares of Series A Preferred Stock.

On September 29, 2026 the Issuer entered into an Exchange Agreement with Hard Rock LLC, sole member of Hard Rock Ready Mix, LLC, pursuant to which Hard Rock would, exchange, transfer and assign all membership interests of Hard Rock Read Mix LLC to the Issuer, in exchange for 10,000 shares of Series A Preferred Stock of the Issuer, whereby Hard Rock Ready Mix, LLC shall become a wholly-owned subsidiary of the Company. The transaction pursuant to the Exchange Agreement closed on October 1, 2026.

On September 29, 2026, the Company appointed Kevin Jay Hayes Jr. and Brett Kiker as directors of the Company.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization of the Issuer, ownership structure, organizational documents, Board structure (including Board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional shares securities of the Issuer, and/or selling some or all of the Reporting Persons' securities in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate of Common Stock reported owned by each Reporting Person is based on (i) 12,9448,091 shares of common stock outstanding pursuant to a representation made by Omnitek Engineering Corp. (the "Issuer") in its Form 10-Q for the quarter ended June 30, 2026 filed with the SEC, (ii) 108,333,333 shares of common stock issuable upon conversion of currently outstanding warrants, and (iii) 750,000,000 shares of Common Stock issuable upon conversion of 15,000 shares of Series A Preferred Stock currently outstanding.

As of the date hereof, each Reporting Person may be deemed to beneficially own 85.2% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Because Mr. Hayes is the manager of Hard Rock, each of Mr. Hayes and Hard Rock are deemed to have sole voting and dispositive power over the 750,000,000 shares of Common Stock directly beneficially owned by Hard Rock.
Transactions in the class effected during the past sixty days: The Reporting Persons have not made any transactions in the Common Stock within the past 60 days other than as provided in Item 4 above, including Item 4 of the Schedule 13D, including all amendments thereto.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See the disclosure in Item 4 and Item 5 above, which is incorporated into this Item 6, and see the joint filing agreement of the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement
99.2 - Series A Preferred Stock Purchase Agreement dated September 27, 2026
99.3 - Exchange Agreement dated September 29, 2026

## Signatures
- Hard Rock Holdco LLC: /s/ Kevin Jay Hayes, Jr., Manager of Hard Rock Holdco LLC (10/08/2026)
- Kevin Jay Hayes, Jr.: /s/ Kevin Jay Hayes, Jr., Kevin Jay Hayes, Jr. (10/08/2026)